UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
                                    Twin River Worldwide Holdings, Inc.
(Name of Issuer)
                                    Common Stock, $0.01 par value per share
(Title of Class of Securities)
                                                       90171V204
(CUSIP Number)
Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
                                                March 28, 2019
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 2	Names of Reporting Persons. Standard General L.P.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 13,083,391
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,083,391

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,083,391
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 31.9%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 13,083,391
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,083,391

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,083,391
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 31.9%
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D
Item 1.  Security and Issuer
This Schedule 13D relates to Common Stock, par value $0.01 per share (“Common Stock”), of Twin River Worldwide Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 100 Twin River Road, Lincoln, Rhode Island 02865.
Item 2.  Identity and Background
(a) This Schedule 13D is being filed on behalf of (i) Standard General L.P., a Delaware limited partnership (“Standard General”) and (ii) Soohyung Kim (“Mr. Kim” and, together with Standard General, the “Reporting Persons”).  The securities reported herein are beneficially owned by Standard General in its capacity as investment manager to private investment vehicles.  Mr. Kim is a director of the general partner of the general partner of Standard General and Chief Investment Officer of Standard General, and in such capacities may be deemed to indirectly beneficially own the securities reported herein.
Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is c/o Standard General L.P., 767 Fifth Avenue, 12th Floor, New York, NY 10153.

(c) See Item 2(a).
(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person
Item 3.  Source and Amount of Funds or Other Consideration
Of the shares of Common Stock of the Issuer reported herein as being beneficially owned by the Reporting Persons, 4,319 shares were acquired in exchange for 48,060 shares of common stock of Dover Downs Gaming & Entertainment, Inc. (“Dover Downs) upon the consummation of a transaction in which a wholly-owned subsidiary of the Issuer merger with and into Dover Downs, with Dover Downs surviving the merger as a wholly-owned subsidiary of the Issuer (the “Merger”).  The remaining 13,079,072 shares of Common Stock of the Issuer were acquired prior to the Merger.  All shares of Common Stock of the Issuer reported herein were purchased (or were issued in the Merger in exchange for shares of common stock of Dover Downs that were purchased) using working capital of the private investment vehicles.

Item 4.  Purpose of Transaction
The Reporting Persons acquired the shares of Common Stock of the Issuer reported herein on behalf of the above-referenced private investment vehicles for investment purposes.  The Reporting Persons intend to evaluate on an ongoing basis this investment in the Issuer and options with respect to such investment.
The Reporting Persons may acquire additional shares of Common Stock and/or other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held or beneficially owned by them at any time.
From time to time, the Reporting Persons may engage in discussions with the Issuer’s Board of Directors and/or members of the Issuer’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.
The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.
 Mr. Kim serves as a director or the Issuer.
Item 5.  Interest in Securities of the Issuer
(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.
(c)  The Reporting Persons did not engage in any transactions in the Common Stock of the Issuer during the sixty day period prior to the filing of this Schedule 13D other than the acquisition of shares of Common Stock in connection with the Merger (as described in Item 3 above) and the purchase of 200,000 shares of Common Stock in a private purchase at a price of $25.00 per share on March 19, 2019.
(d)  Not applicable.
(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.  Material to Be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        March 29, 2019

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim